SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K





__X__ Annual Report Pursuant to Section 15(d) of the Securities
            Exchange Act of 1934

            For the fiscal year ended December 31, 1997

                                       OR

_____       Transition Report Pursuant to Section 15(d) of the
            Securities Exchange Act of 1934



            A. Full title of the plan and the address of the plan, if different from the issuer named below:

                                Aon Savings Plan


            B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Aon Corporation
                               123 N. Wacker Drive
                             Chicago, Illinois 60606

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 26th day of June, 1998.

AON SAVINGS PLAN

BY THE COMMITTEE



/s/ THOMAS STACHURA                       /s/ JOHN A. RESCHKE
---------------------------               -----------------------------
Thomas Stachura                           John A. Reschke




/s/ VIRGINIA G. SCHOOLEY                  /s/ ROBERT HURWITZ
---------------------------               -----------------------------
Virginia G. Schooley                      Robert Hurwitz




/s/ FRED PRUDHOMME
---------------------------
Fred Prudhomme

                  AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                               AON SAVINGS PLAN

                                     1997

                                     WITH

                        REPORT OF INDEPENDENT AUDITORS

                                AON SAVINGS PLAN

               INDEX TO AUDITED FINANCIAL STATEMENTS AND SCHEDULES
               ---------------------------------------------------


                                                                            Page
                                                                            ----
Report of Independent Auditors                                                1


Financial Statements:

     Statements of Net Assets Available
     for Plan Benefits at
     December 31, 1997 and 1996                                               2

     Statements of Changes in Net Assets Available
     for Plan Benefits for the years ended
     December 31, 1997 and 1996                                               3

Notes to Financial Statements                                                 4


Financial Statement Schedules:

     Schedule I
     Assets Held for Investment as of
     December 31, 1997                                                        9

     Schedule II
     Net Assets Available for Plan Benefits
     by Investment Program at December 31, 1997
     and 1996                                                                13

     Schedule III
     Changes in Net Assets Available for Plan
     Benefits by Investment Program for the years
     ended December 31, 1997 and 1996                                        15

     Schedule IV
     Transactions  or  Series  of  Transactions  in  Excess  of 5% of the
     Current Value of Plan Assets for the year ended December 31, 1997       17

                         REPORT OF INDEPENDENT AUDITORS

The Participants and Administrative Committee
Aon Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Aon Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997, and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997 (Schedule I) and transactions or series of transactions in excess of 5% of the current value of plan assets (Schedule IV) for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                ERNST & YOUNG LLP



June 12, 1998

                               AON SAVINGS PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                          December 31
                                                                    ---------------------
(thousands)
                                                                       1997         1996
                                                                    --------     --------
ASSETS
Investments, at Fair Value (Notes 1,2, and 3):
  United States Government and Government Agency Issues             $ 54,658     $ 82,043
  Corporate Bonds and Notes                                             --          6,312
  Other Bonds                                                           --          1,028
  Common Stocks:
    Aon Corporation                                                  392,871      292,189
    Other                                                                 12       44,202
  Preferred Stocks                                                      --          1,616
  Investments held in the Aon Funds:
    Aon Money Market Fund                                             29,678       25,754
    Aon Government Securities Fund                                    16,768       12,526
    Aon Asset Allocation Fund                                         79,836       51,743
    Aon S&P 500 Index Fund                                           114,739       70,708
    Aon REIT Index Fund                                               17,923        5,591
    Aon International Equity Fund                                     17,234       11,866

  Other Long-Term Investments                                             14           16
  Short-Term Investments                                              70,779       11,100
                                                                     794,512      616,694

  Unallocated Guaranteed Insurance Contracts, at Contract Value       43,526       79,198
     Total Investments                                               838,038      695,892

Receivables:
  Contribution Receivable from Aon Corporation                        14,754       13,396
  Contributions Receivable from Participants                             479          289
  Loans Receivable                                                       581          206
  Accrued Dividends and Interest                                         260          824
  Due from Broker                                                     16,303        2,977
                                                                    --------     --------

   Total Receivables                                                  32,377       17,692
                                                                    --------     --------
   Total Assets                                                      870,415      713,584
                                                                    --------     --------

LIABILITIES
Accounts Payable and Accrued Expenses                                   --           --
                                                                    --------     --------
     Total Liabilities                                                  --           --
                                                                    --------     --------

     Net Assets Available for Plan Benefits                         $870,415     $713,584
                                                                    ========     ========

See notes to financial statements.

                                AON SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                   Year Ended December 31
                                                   ----------------------
(thousands)
                                                     1997          1996
                                                     ----          ----
ADDITIONS:
----------

Investment Income:
  Interest and Income from Unallocated
    Guaranteed Insurance Contracts               $  10,013     $  10,947
  Aon Corporation Dividends                          7,057         6,909
  Other Dividends                                    7,674         1,679
                                                 ---------     ---------
                                                    24,744        19,535
Contributions:
   Aon Corporation                                  14,754        14,056
   ESOP Diversification                                286            87
   Participants                                     38,762        31,740

                                                    53,802        45,883
                                                 ---------     ---------

                                                    78,546        65,418

DEDUCTIONS:
-----------

Benefits Paid to Participants                       91,982        76,929
Administrative Expenses                                861           832
Investment Expenses                                    199           201

                                                    93,042        77,962
                                                 =========     =========

                                                   (14,496)      (12,544)

Net Realized and Unrealized Appreciation
 in Fair Value of Investments (Note 3)             170,952        86,907
                                                 ---------     ---------

Net Increases                                      156,456        74,363
Net Assets Available for Plan Benefits
  at Beginning of Year                             713,584       639,221
Plan Mergers                                           375          --
                                                 ---------     ---------

Net Assets Available for Plan
 Benefits at End of Year                         $ 870,415     $ 713,584
                                                 =========     =========

See notes to financial statements.

                                AON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  1997 and 1996


1.    Description of Plan
      -------------------

      A.    General

      The Aon Savings Plan (the "Plan") was authorized by the Board of Directors of Aon Corporation (the "Company"). The Plan has been designed as a salary reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code").

      The Plan is subject to and is designed to comply with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution profit sharing plans, specifically "Title I -
      Protection of Employee Benefits Rights," which includes regulatory provisions regarding reporting and disclosure, participation and vesting, funding, fiduciary responsibility, administration and enforcement. The minimum funding standards of Title I do not, however, apply to the Plan.

      Certain of the Plan's investments are held by the Aon Funds, an affiliated, open-end management invest- ment company.

      B.    Eligibility and Participation

      Participation in the Plan is limited to employees who have completed one year of service and attained the age of 21 or employees who were eligible under another Plan that was merged into the Aon Savings Plan. An employee must be employed in the United States on a permanent basis in order to participate.

      C.    Contributions

      Participant  -  Participant  contributions  are made by  means of  regular
      -----------
      payroll deductions. Non-highly compensated Participants, as defined by the Code, may elect to make contributions of between 2% and 10% of their compensation, as defined by the Plan. Highly compensated participants, as defined by the Code, may elect to make contributions of between 2% and 6% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed under the Tax Reform Act of 1986. Accordingly, the maximum Participant contribution was $9,500 in 1997 and 1996.

      Company  - The  Company  will  contribute  an  amount  equal  to 100% of a
      -------
      Participant's contributions, on the first 3% of compensation contributed for the year. The Plan requires that a Participant be actively employed and contributing to the Plan as of the last day of the Plan year in order to receive a Company contribution.

      D.    Investment Provisions

      Contributions to the Plan may be invested in one or more of the following investment funds:

            Money Market Fund - Invested  principally in shares of the Aon Money
            -----------------
            Market Fund of the Aon Funds. The portfolio invests in various types of high-quality, short-term money market instruments, including certificates of deposit, commercial paper, U.S. Treasury and Agency securities and other similar instruments.

            Aon Common Stock Fund - Invested  principally in common stock of the
            ---------------------
            Company that is purchased on the open market or in private transactions.

            Investment  Contract  Fund -  Invested  principally  in  unallocated
            --------------------------
            guaranteed insurance contracts, U.S. Treasury bills and short-term investment funds. In 1995, members of the Company's Investment Department became managers of this Fund. The Investment Manager is a fiduciary within the meaning of ERISA Section 3(21). Certain restrictions and penalties may apply with regard to the termination of unallocated guaranteed insurance contracts prior to the scheduled maturity date.

            Government  Securities Fund - Invested  principally in shares of the
            ---------------------------
            Aon Government Securities Fund of the Aon Funds. The portfolio invests in intermediate and long-term debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

            Total Return Fund - Invested  principally in shares of the Aon Asset
            -----------------
            Allocation Fund of the Aon Funds. The portfolio invests in equity securities, long-term debt securities and money market instruments.

            Common Stock Index Fund - Invested  principally in shares of the Aon
            -----------------------
            S&P 500 Index Fund of the Aon Funds. The portfolio invests in common stocks traded on the New York Stock Exchange and the American Stock Exchange and, to a limited extent, in the over-the-counter markets.

            Real Estate Securities Fund - Invested  principally in shares of the
            ---------------------------
            Aon REIT Index Fund of the Aon Funds. The portfolio invests primarily in the securities of REITs comprising the Morgan Stanley REIT Index, which are principally engaged in or related to the real estate industry, in- cluding ownership of significant real estate assets. This portfolio does not invest directly in real estate.

            International  Equity Fund - Invested  principally  in shares of the
            --------------------------
            Aon  International  Equity  Fund of the  Aon  Funds.  The  portfolio invests primarily in equity and equity-related securities of companies that are organized outside the United States or whose securities are principally traded outside the United States.

      The Plan's net assets available for plan benefits by investment program and changes in net assets available for plan benefits by investment program are set forth on Schedules II and III, respectively, and are incorporated herein by reference.

      Effective January 1, 1998, the Balanced Fund was terminated as planned. Remaining net assets in the Balanced Fund were transferred to the Money Market Fund.

      E.    Account Balances

      Each Participant's account is credited with the Participant's contribution and an allocation of a) the Company's contribution, b) Plan earnings, and c) Forfeitures of terminated Participants' non-vested accounts.

      Participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of Plan Service, according to a graded schedule. Forfeitures of non-vested accounts are allocated to the remaining Participants. The amount of forfeitures allocated to Participants was $823,000 and $825,000 for 1997 and 1996, respectively.

      On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account and/or monthly installments over a period not to exceed ten years.

      F.    Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

      G.    Loan Administration

      Under the Plan, Participants do not have the ability to borrow from their accounts. Prior to certain plan mergers, the predecessor plans permitted Participants to borrow from the vested portion of their account. At the date of merger, Participants under the former plans could no longer borrow from the vested portion of their account. However, the Plan will continue to administer those loans that existed prior to the mergers.

      H.    Summary Plan Description

      Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.


2.    Summary of Significant Accounting Policies
      ------------------------------------------


      A.    Investments

      Investments, except for unallocated guaranteed insurance contracts, are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Investments in unallocated guaranteed insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate, less any administrative charges. The Plan believes contract value approximates fair value.

      Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

B.    Operating Expenses

      Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company at its discretion, may decide to pay such expenses. Administrative expenses include $860,000 and $830,000 in 1997 and 1996, respectively, paid to subsidiaries of the Company.

      C.    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles re- management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Investments
      -----------

      The Northern Trust Company is the custodian of the Plan assets and Trustee for the Aon Stock Fund. The remaining Trustees for the Plan are members of the Company's Investment Department, and they have been given the discretion and authority to manage the investments. The Trustees are named fiduciaries under ERISA.


      The net realized and unrealized appreciation (depreciation) in fair value of Plan investments is as follows:


                                                                           1997          1996
                                                                       ----------    ----------
      (thousands)
      United States Government and
        Government Agency Issues                                       $      96     $  (1,305)
      Corporate Bonds and Notes                                             (179)         (308)
      Other Bonds                                                            (13)          (24)
      Common Stock:
        Aon Corporation                                                  118,016        58,485
        Other                                                             10,871        10,012
      Preferred Stocks                                                       335           502
      Investment held in the Aon Funds:
        Aon Money Market Fund                                               --            --
        Aon Government Securities Fund                                       559          (148)
        Aon Asset Allocation Fund                                         15,437           982
        Aon S&P 500 Index Fund                                            23,751          (649)
        Aon REIT Index Fund                                                1,935           498
        Aon International Equity Fund                                        143           177
      Investment held in the Life of Virginia Series Funds:
        Money Market Portfolio                                              --           1,249
        Government Securities Portfolio                                     --             155
        Total Return Portfolio                                              --           4,028
        Common Stock Index Portfolio                                        --          12,324
        Real Estate Securities Portfolio                                    --             697
        International Equity Portfolio                                      --             230
      Unallocated Guaranteed
        Insurance Contracts                                                    1             2

                                                                       $ 170,952     $  86,907
                                                                       =========     =========


      The aggregate cost of investments was $536,739,000 and $508,809,000 at December 31, 1997 and 1996, respectively.

     The following investments exceed 5% of the Plan's net assets available for plan benefits:


                                                   December 31
                                             ---------------------


      (thousands)                              1997          1996
                                             --------      -------



      Aon Corporation, Common Stock          $392,871      $292,189

      Short-Term Investment Fund,
        Collective Trust Funds of
        The Northern Trust Company             70,779          --


      Investments held in the Aon Funds:
        Aon Asset Allocation Fund              79,836        51,743
        Aon S&P 500 Index Fund                114,739        70,708


      U.S. Treasury Bills due 1-2-97             --          44,000


      The Plan has an unallocated guaranteed insurance contract with a contract value of $5,077,000 that is issued by an insurance subsidiary of the Company.

      The average yield on all other guaranteed investment contracts is equal to the stated interest rate of the particular contract.

4.    Federal Income Taxes
      --------------------

      The Plan received a favorable determination letter on April 10, 1995. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrative Committee believes the Plan is a qualified salary reduction plan under Section 401(k) of the Code. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5.    Subsequent Events
      -----------------

      In early 1997, Aon Corporation acquired Alexander and Alexander Services Inc. The Thrift Plan for Employees of Alexander and Alexander Services Inc. was merged with the Aon Savings Plan effective January 1, 1998. Accordingly, net assets available for plan benefits of approximately $269 million were transferred to the Plan effective January 1, 1998.

6.    Year 2000 Issue (unaudited)
      ---------------------------

      The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by mid 1999. The Company does not expect this project to have a significant effect on plan operations.

                                                                      Schedule I
                                AON SAVINGS PLAN
                           ASSETS HELD FOR INVESTMENT
                                December 31, 1997

Schedule I represents the investments of the Aon Savings Plan. The investments are allocated to the various investment funds in which the Plan's Participants may elect to invest their funds. Schedule II, following on page 13, represents the composition of these investment funds for the Aon Savings Plan.



                                       Number of Shares     Cost          Fair Value
                                       ----------------
Issue                                  Principal Amount   (thousands)     (thousands)
-------------------------------------------------------------------------------------

Money Market Fund
-----------------

Mutual Fund

     Investments held in the Aon Funds
     Money Market Fund                      29,678,360    $    29,678    $    29,678

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company         $       95,290             95             95
                                                          -----------    -----------

Total Money Market Fund                                   $    29,773    $    29,773
                                                          ===========    ===========


Balanced Fund
-------------

Common Stock

     Security Capital Group, Inc.
     Class B Warrant                             2,198    $      --      $        12

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company         $   64,366,442    $    64,366    $    64,366
                                                          -----------    -----------

Total Balanced Fund                                       $    64,366    $    64,378
                                                          ===========    ===========


Aon Stock Fund
--------------

Common Stock

     Aon Corporation
     Common Stock, $1.00 par                 6,701,423    $   126,163    $   392,871

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company         $      420,862    $       421    $       421
                                                          -----------    -----------

Total Aon Stock Fund                                      $   126,584    $   393,292
                                                          ===========    ===========

                                     - 9 -

                                       Number of Shares     Cost          Fair Value
                                       ----------------
Issue                                  Principal Amount   (thousands)     (thousands)
-------------------------------------------------------------------------------------
Investment Contract Fund
------------------------

Unallocated Insurance Contracts

     Combined Insurance Co. of America
     Contract  #CG1000
     7.12% due 9/30/96, 6/30/99         $    5,076,729    $     5,077    $     5,077

     Commonwealth Life Insurance Co.
     Contract #ADA00551FR
     5.35% due 6/30/98                       3,064,998          3,065          3,065

     The Life Insurance Company of Virginia
     Contract #GS2753
     5.67% due 9/30/98                      12,456,990         12,457         12,457

     Protective Life Insurance Company
     Contract # GR-9039
     7.36% due 3/31/99                       5,034,955          5,035          5,035

     Provident Life & Accident Insurance Co.
     Contract #627-05641
     5.79% due 12/31/98                      5,254,833          5,255          5,255

     Prudential
     Contract #6458
     5.20% due 6/30/98                       6,119,728          6,119          6,119

     Sun Life Insurance Co.
     Contract #GICFA-484
     6.02% due 12/31/98                      5,315,763          5,316          5,316

     Travelers Insurance Co.
     Contract #GR-9039
     4%, Reset annually                      1,202,353    $     1,202    $     1,202
                                                          -----------    -----------

Total Unallocated Guaranteed Insurance Contracts               43,526         43,526
                                                          -----------    -----------

U.S. Government and Government
   Agency Issues

     U.S. Treasury Bill
      due 2/15/1998                     $   15,000,000         14,803         14,898

     U.S. Treasury Bill
      due 2/19/1998                         24,000,000         23,790         23,837

     U.S. Treasury Bill
      due 2/5/1998                          16,000,000         15,806         15,923
                                                          -----------    -----------

                                                               54,399         54,658
                                                          -----------    -----------

Other

      Wachovia Real Estate Fund                     28             21             14
                                                          -----------    -----------

                                                                   21             14
                                                          -----------    -----------

                                     - 10 -

                                       Number of Shares     Cost          Fair Value
                                       ----------------
Issue                                  Principal Amount   (thousands)     (thousands)
-------------------------------------------------------------------------------------

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Companany       $    4,914,148          4,914          4,914
                                                          -----------    -----------


Total Short-Term Investments                                    4,914          4,914
                                                          -----------    -----------

Total Investment Contract Fund                            $   102,860    $   103,112
                                                          ===========    ===========

Government Securities Fund
--------------------------

Mutual Fund

     Investments held in the Aon Funds
     Government Securities Fund              1,589,430    $    16,344    $    16,768

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company         $       76,330             76             76
                                                          -----------    -----------

Total Government Securities Fund                          $    16,420    $    16,844
                                                          ===========    ===========

Total Return Fund
-----------------

Mutual Fund

     Investments held in the Aon Funds
     Asset Allocation Fund                   4,862,145    $    66,739    $    79,836

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company         $      139,715            140            140
                                                          -----------    -----------

Total Total Return Fund                                   $    66,879    $    79,976
                                                          ===========    ===========

Common Stock Index Fund
-----------------------

Mutual Fund

     Investments held in the Aon Funds
     S&P 500 Index Fund                      8,001,294    $    96,182    $   114,739

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company         $      572,886            573            573
                                                          -----------    -----------

Total Common Stock Index Fund                             $    96,755    $   115,312
                                                          ===========    ===========

                                     - 11 -

                                       Number of Shares     Cost          Fair Value
                                       ----------------
Issue                                  Principal Amount   (thousands)     (thousands)
-------------------------------------------------------------------------------------

Real Estate Securities Fund
---------------------------

Mutual Fund

     Investments held in the Aon Funds
     REIT Index Fund                         1,304,440    $    15,711    $    17,923

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company         $       50,682             51             51
                                                          -----------    -----------

Total Real Estate Securities Fund                         $    15,762    $    17,974
                                                          ===========    ===========

International Equity Fund

Mutual Fund

     Investments held in the Aon Funds
     International Equity Fund               1,597,241    $    17,196    $    17,234

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company         $      143,452            143            143
                                                          -----------    -----------

Total International Equity Fund                           $    17,339    $    17,377
                                                          ===========    ===========



Total Investments                                         $   536,738    $   838,038
                                                          ===========    ===========


                                     - 12 -

                                                                     Schedule II

                                AON SAVINGS PLAN
          NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                DECEMBER 31, 1997



(thousands)
                                                    Money                       Aon       Investment   Government     Total
                                                    Market      Balanced       Stock      Contracts    Securities     Return
ASSETS                                               Fund         Fund         Fund         Fund         Fund          Fund
------                                            ---------    ---------    ----------   ----------   ----------    ---------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                                     $   54,658
     Corporate Bonds and Notes                                                                    -
     Other Bonds                                                                                  -
     Common Stocks:
       Aon Corporation                                                      $  392,871            -
       Other                                                   $      12             -            -
     Preferred Stocks                                                  -             -            -
     Investments held in the Aon Funds:
        Aon Money Market Fund                    $   29,678            -             -            -
        Aon Government Securities Fund                    -            -             -            -   $   16,768
        Aon Asset Allocation Fund                         -            -             -            -            -   $   79,836
        Aon S&P 500 Index Fund                            -            -             -            -            -            -
        Aon REIT Index Fund                               -            -             -            -            -            -
        Aon International Equity Fund                     -            -             -            -            -            -
     Other Long-Term Investments                          -            -             -           14            -            -
     Short-Term Investments                              95       64,366           421        4,914           76          140
                                                   ---------    ---------    ----------   ----------   ----------    ---------

                                                     29,773       64,378       393,292       59,586       16,844       79,976

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                -            -             -       43,526            -            -
                                                   ---------    ---------    ----------   ----------   ----------    ---------

               Total Investments                     29,773       64,378       393,292      103,112       16,844       79,976

Receivables:
     Contribution Receivable from Aon Corporation       794            -         5,327        1,581          756        1,701
     Contributions Receivable from Participants          28           (2)          162           45           20           57
     Loans Receivable                                     -            -             -            -            -            -
     Accrued Dividends and Income                         1          213             3           38            1            2
     Due from Broker                                      -        1,265           925       14,113            -            -
     Fund Transfers                                    (717)         286           418            3           18          152
                                                   ---------    ---------    ----------   ----------   ----------    ---------

               Total Receivables                        106        1,762         6,835       15,780          795        1,912
                                                   ---------    ---------    ----------   ----------   ----------    ---------

        Net Assets Available for Plan Benefits   $   29,879    $  66,140    $  400,127   $  118,892   $   17,639   $   81,888
                                                   =========    =========    ==========   ==========   ==========    =========



                                                                     Schedule II

                                AON SAVINGS PLAN
          NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                DECEMBER 31, 1997
                                  (CONTINUED)



(thousands)
                                                    Common     Real Estate International
                                                   Stock Index  Securities    Equity        Loan
ASSETS                                               Fund         Fund         Fund        Account       Total
                                                   ---------    ---------    ----------   ----------   ----------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                                                  $   54,658
     Corporate Bonds and Notes                                                                                 -
     Other Bonds                                                                                               -
     Common Stocks:
       Aon Corporation                                                                                   392,871
       Other                                                                                                  12
     Preferred Stocks                                                                                          -
     Investments held in the Aon Funds:
        Aon Money Market Fund                                                                             29,678
        Aon Government Securities Fund                                                                    16,768
        Aon Asset Allocation Fund                                                                         79,836
        Aon S&P 500 Index Fund                   $  114,739                                              114,739
        Aon REIT Index Fund                               -   $   17,923                                  17,923
        Aon International Equity Fund                     -            -    $   17,234                    17,234
     Other Long-Term Investments                          -            -             -                        14
     Short-Term Investments                             573           51           143                    70,779
                                                   ---------    ---------    ----------   ----------   ----------

                                                    115,312       17,974        17,377                   794,512

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                -                                               43,526
                                                   ---------    ---------    ----------   ----------   ----------

               Total Investments                    115,312       17,974        17,377                   838,038

Receivables:
     Contribution Receivable from Aon Corporation     3,439          507           649                    14,754
     Contributions Receivable from Participants         121           21            27                       479
     Loans Receivable                                     -            -             -   $      581          581
     Accrued Dividends and Income                         2            -             -            -          260
     Due from Broker                                      -            -             -            -       16,303
     Fund Transfers                                    (414)         103           151            -            -
                                                   ---------    ---------    ----------   ----------   ----------

               Total Receivables                      3,148          631           827          581       32,377
                                                   ---------    ---------    ----------   ----------   ----------

        Net Assets Available for Plan Benefits   $  118,460    $  18,605    $   18,204   $      581   $  870,415
                                                   =========    =========    ==========   ==========   ==========


                                                                     Schedule II

                                AON SAVINGS PLAN
          NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                DECEMBER 31, 1996


(thousands)
                                                    Money                       Aon       Investment   Government     Total
                                                    Market      Balanced       Stock      Contracts    Securities     Return
ASSETS                                               Fund         Fund         Fund         Fund         Fund          Fund
------                                            ---------    ---------    ----------   ----------   ----------    ---------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities                           $  38,043                 $   44,000
     Corporate Bonds and Notes                                     6,312                          -
     Other Bonds                                                   1,028                          -
     Common Stocks:
       Aon Corporation                                                 -    $  292,189            -
       Other                                                      44,202             -            -
     Preferred Stocks                                              1,616             -            -
     Investments held in the Aon Funds:
        Aon Money Market Fund                    $   25,754            -             -            -
        Aon Government Securities Fund                    -            -             -            -   $   12,526
        Aon Asset Allocation Fund                         -            -             -            -            -   $   51,743
        Aon S&P 500 Index Fund                            -            -             -            -            -            -
        Aon REIT Index Fund                               -            -             -            -            -            -
        Aon International Equity Fund                     -            -             -            -            -            -
     Other Long-Term Investments                          -            -             -           16            -            -
     Short-Term Investments                             106        4,183           475        5,015          176          422
                                                   ---------    ---------    ----------   ----------   ----------    ---------

                                                     25,860       95,384       292,664       49,031       12,702       52,165

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                -            -             -       79,198            -            -
                                                   ---------    ---------    ----------   ----------   ----------    ---------

               Total Investments                     25,860       95,384       292,664      128,229       12,702       52,165

Receivables:
     Contribution Receivable from Aon Corporation       776            -         4,712        1,880          955        1,569
     Contributions Receivable from Participants          18          (38)           60           49            1           52
     Loans Receivable                                     -            -             -            -            -            -
     Accrued Dividends and Income                         1          791             2           26            1            1
     Due from Broker                                      -         (398)        2,750            -           75          550
     Fund Transfers                                    (386)         (85)           60           56           41           73
                                                   ---------    ---------    ----------   ----------   ----------    ---------

               Total Receivables                        409          270         7,584        2,011        1,073        2,245
                                                   ---------    ---------    ----------   ----------   ----------    ---------

        Net Assets Available for Plan Benefits   $   26,269    $  95,654    $  300,248   $  130,240   $   13,775   $   54,410
                                                   =========    =========    ==========   ==========   ==========    =========


                                                                     Schedule II

                                AON SAVINGS PLAN
          NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                                DECEMBER 31, 1996
                                  (CONTINUED)



(thousands)
                                                    Common      Real Estate  International
                                                   Stock Index  Securities    Equity        Loan
ASSETS                                               Fund         Fund         Fund        Account       Total
                                                   ---------    ---------    ----------   ----------   ----------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                                                  $   82,043
     Corporate Bonds and Notes                                                                             6,312
     Other Bonds                                                                                           1,028
     Common Stocks:
       Aon Corporation                                                                                   292,189
       Other                                                                                              44,202
     Preferred Stocks                                                                                      1,616
     Investments held in the Aon Funds:
        Aon Money Market Fund                                                                             25,754
        Aon Government Securities Fund                                                                    12,526
        Aon Asset Allocation Fund                                                                         51,743
        Aon S&P 500 Index Fund                   $   70,708                                               70,708
        Aon REIT Index Fund                               -        5,591                             $     5,591
        Aon International Equity Fund                     -            -    $   11,866                    11,866
     Other Long-Term Investments                          -            -             -                        16
     Short-Term Investments                             456           48           219                    11,100
                                                   ------------------------------------   ----------   ----------

                                                     71,164        5,639        12,085                   616,694

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                -                                               79,198
                                                   ---------    ---------    ----------   ----------   ----------

               Total Investments                     71,164        5,639        12,085                   695,892

Receivables:
     Contribution Receivable from Aon Corporation     2,925          155           424                    13,396
     Contributions Receivable from Participants         125            5            17                       289
     Loans Receivable                                     -            -             -   $      206          206
     Accrued Dividends and Income                         1            -             1            -          824
     Due from Broker                                      -            -             -            -        2,977
     Fund Transfers                                     167           34            40            -            -
                                                   ---------    ---------    ----------   ----------   ----------

               Total Receivables                      3,218          194           482          206       17,692
                                                   ---------    ---------    ----------   ----------   ----------

        Net Assets Available for Plan Benefits   $   74,382    $   5,833    $   12,567   $      206   $  713,584
                                                   =========    =========    ==========   ==========   ==========

                                                                    Schedule III

                                AON SAVINGS PLAN
     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                          YEAR ENDED DECEMBER 31, 1997

(thousands)

                                                    Money                     Aon       Investment  Government   Total
                                                    Market      Balanced     Stock      Contracts   Securities  Return
ADDITIONS                                            Fund        Fund        Fund        Fund        Fund        Fund
---------                                          ---------    --------    --------    --------    --------    --------

Investment Income:
     Interest and Income from
        Unallocated Guaranteed
        Insurance Contracts                      $       12    $  2,349    $     55    $  7,533    $      8    $     15
     Aon Corporation Dividends                            -           -       7,057           -           -           -
     Other Dividends                                  1,600       1,007           -           -         833       1,281
                                                   ---------    --------    --------    --------    --------    --------

                                                      1,612       3,356       7,112       7,533         841       1,296

Contributions:
     Aon Corporation                                    794           -       5,327       1,581         756       1,701
     ESOP Diversification                                 5           -          76         124          13          29
     Participants                                     2,585           -      13,063       3,609       1,932       4,592
                                                   ---------    --------    --------    --------    --------    --------

                                                      3,384           -      18,466       5,314       2,701       6,322
                                                   ---------    --------    --------    --------    --------    --------

                                                      4,996       3,356      25,578      12,847       3,542       7,618

DEDUCTIONS

Benefits Paid to Participants                         9,129      13,778      32,525      16,597       2,131       6,023
Administrative Expenses                                  33          99         373         139          16          69
Investment Expenses                                       9          36          46          65           9           9
                                                   ---------    --------    --------    --------    --------    --------

                                                      9,171      13,913      32,944      16,801       2,156       6,101
                                                   ---------    --------    --------    --------    --------    --------

                                                     (4,175)    (10,557)     (7,366)     (3,954)      1,386       1,517

Net Realized and Unrealized
     Appreciation
     in Fair Value of Investments                         -      11,026     118,016          85         559      15,437
                                                   ---------    --------    --------    --------    --------    --------

Net Increases (Decreases)                            (4,175)        469     110,650      (3,869)      1,945      16,954

Net Assets Available for Plan
     Benefits at Beginning of Year                   26,269      95,654     300,248     130,240      13,775      54,410
Plan Mergers                                              -           -           -           -           -           -
Fund Transfers                                        7,785     (29,983)    (10,771)     (7,479)      1,919      10,524
                                                   ---------    --------    --------    --------    --------    --------

Net Assets Available for
     Plan Benefits
     at End of Year                              $   29,879    $ 66,140    $400,127    $118,892    $ 17,639    $ 81,888
                                                  =========    ========    ========    ========    ========    ========

                                                                    Schedule III

                                AON SAVINGS PLAN
     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                          YEAR ENDED DECEMBER 31, 1997
                                  (CONTINUED)


(thousands)

                                                    Common    Real Estate International
                                                   Stock Index  Securities  Equity       Loan
ADDITIONS                                            Fund        Fund        Fund       Account      Total
                                                   ---------    --------    --------    --------    --------

Investment Income:
     Interest and Income from
        Unallocated Guaranteed
        Insurance Contracts                      $       28    $      6    $      7                $ 10,013
     Aon Corporation Dividends                            -           -           -                   7,057
     Other Dividends                                  1,730         572         651                   7,674
                                                   ---------    --------    --------    --------    --------

                                                      1,758         578         658                  24,744

Contributions:
     Aon Corporation                                  3,439         507         649                  14,754
     ESOP Diversification                                31           3           5                     286
     Participants                                     9,119       1,841       2,021                  38,762
                                                   ---------    --------    --------    --------    --------

                                                     12,589       2,351       2,675                  53,802
                                                   ---------    --------    --------    --------    --------

                                                     14,347       2,929       3,333                  78,546

DEDUCTIONS

Benefits Paid to Participants                         8,346       1,590       1,863                  91,982
Administrative Expenses                                 102          13          17                     861
Investment Expenses                                       9           8           8                     199
                                                   ---------    --------    --------    --------    --------

                                                      8,457       1,611       1,888                  93,042
                                                   ---------    --------    --------    --------    --------

                                                      5,890       1,318       1,445                 (14,496)

Net Realized and Unrealized
     Appreciation
     in Fair Value of Investments                    23,751       1,935         143                 170,952
                                                   ---------    --------    --------    --------    --------

Net Increases (Decreases)                            29,641       3,253       1,588                 156,456

Net Assets Available for Plan
     Benefits at Beginning of Year                   74,382       5,833      12,567    $    206     713,584
Plan Mergers                                              -           -           -         375         375
Fund Transfers                                       14,437       9,519       4,049           -           -
                                                   ---------    --------    --------    --------    --------

Net Assets Available for
     Plan Benefits
     at End of Year                              $  118,460    $ 18,605    $ 18,204    $    581    $870,415
                                                  =========    ========    ========    ========    ========

                                                                    Schedule III
                                AON SAVINGS PLAN
     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                          YEAR ENDED DECEMBER 31, 1996

(thousands)

                                                    Money                     Aon       Investment  Government   Total
                                                    Market      Balanced     Stock      Contracts   Securities  Return
ADDITIONS                                            Fund        Fund        Fund        Fund        Fund        Fund
---------
                                                   ---------    --------    --------    --------    --------    --------

Investment Income:
     Interest and Income from
        Unallocated Guaranteed
        Insurance Contracts                      $       11    $  3,364    $     71    $  7,446    $      8    $     16
     Aon Corporation Dividends                            -           -       6,909           -           -           -
     Other Dividends                                    124       1,196           -           -          51         120
                                                   ---------    --------    --------    --------    --------    --------

                                                        135       4,560       6,980       7,446          59         136

Contributions:
     Aon Corporation                                    813           -       4,967       1,987         996       1,645
     ESOP Diversification                                 1           -          20          32           2          10
     Participants                                     1,778           -      11,247       4,415       2,169       4,068
                                                   ---------    --------    --------    --------    --------    --------

                                                      2,592           0      16,234       6,434       3,167       5,723
                                                   ---------    --------    --------    --------    --------    --------

                                                      2,727       4,560      23,214      13,880       3,226       5,859

DEDUCTIONS

Benefits Paid to Participants                         8,038      10,146      24,818      21,275       1,641       4,464
Administrative Expenses                                  33         127         328         180          16          64
Investment Expenses                                       9          38          43          68           9           9
                                                   ---------    --------    --------    --------    --------    --------

                                                      8,080      10,311      25,189      21,523       1,666       4,537
                                                   ---------    --------    --------    --------    --------    --------

                                                     (5,353)     (5,751)     (1,975)     (7,643)      1,560       1,322

Net Realized and Unrealized
     Appreciation
     in Fair Value of Investments                     1,250       8,705      58,485         174           7       5,009
                                                   ---------    --------    --------    --------    --------    --------

Net Increases (Decreases)                            (4,103)      2,954      56,510      (7,469)      1,567       6,331

Net Assets Available for Plan
     Benefits at Beginning of Year                   25,111     105,540     248,718     152,936      13,159      45,494
Fund Transfers                                        5,261     (12,840)     (4,980)    (15,227)       (951)      2,585
                                                   ---------    --------    --------    --------    --------    --------

Net Assets Available for
     Plan Benefits
     at End of Year                              $   26,269    $ 95,654    $300,248    $130,240    $ 13,775    $ 54,410
                                                  =========    ========    ========    ========    ========    ========

                                                                    Schedule III
                                AON SAVINGS PLAN
     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                          YEAR ENDED DECEMBER 31, 1996
                                  (CONTINUED)

(thousands)

                                                    Common    Real Estate International
                                                   Stock Index  Securities  Equity       Loan
ADDITIONS                                            Fund        Fund        Fund       Account      Total
                                                   ---------    --------    --------    --------    --------

Investment Income:
     Interest and Income from
        Unallocated Guaranteed
        Insurance Contracts                      $       24    $      2    $      5                $ 10,947
     Aon Corporation Dividends                            -           -           -                   6,909
     Other Dividends                                    104          68          16                   1,679
                                                   ---------    --------    --------    --------    --------

                                                        128          70          21                  19,535

Contributions:
     Aon Corporation                                  3,049         162         437                  14,056
     ESOP Diversification                                10           3           9                      87
     Participants                                     6,886         302         875                  31,740
                                                   ---------    --------    --------    --------    --------

                                                      9,945         467       1,321                  45,883
                                                   ---------    --------    --------    --------    --------

                                                     10,073         537       1,342                  65,418

DEDUCTIONS

Benefits Paid to Participants                         5,443         372         725    $      7      76,929
Administrative Expenses                                  71           4           9           -         832
Investment Expenses                                       9           8           8           -         201
                                                   ---------    --------    --------    --------    --------

                                                      5,523         384         742           7      77,962
                                                   ---------    --------    --------    --------    --------

                                                      4,550         153         600          (7)    (12,544)

Net Realized and Unrealized
     Appreciation
     in Fair Value of Investments                    11,675       1,195         407           -      86,907
                                                   ---------    --------    --------    --------    --------

Net Increases (Decreases)                            16,225       1,348       1,007          (7)     74,363

Net Assets Available for Plan
     Benefits at Beginning of Year                   43,761       1,152       2,952         398     639,221
Fund Transfers                                       14,396       3,333       8,608        (185)          -
                                                   ---------    --------    --------    --------    --------

Net Assets Available for
     Plan Benefits
     at End of Year                              $   74,382    $  5,833    $ 12,567    $    206    $713,584
                                                  =========    ========    ========    ========    ========

                                                            Schedule IV

                                AON SAVINGS PLAN
             TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS For the Year Ended
                                December 31, 1997



The following schedule represents the 5% reportable transactions for the year ended December 31, 1997 of the Aon Savings Plan. This summary is intended to satisfy the disclosure requirements set forth in Sections 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                                                           Schedule IV
                                    AON SAVINGS PLAN
                  SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS IN
                    EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
                          For the Year Ended December 31, 1997

                                                                          Current Value
                                                        Cost of            of Asset at           Net
(thousands)                                              Asset           Transaction Date        Gain
                                                    -----------------    ----------------- -----------------

Short-Term Investment Fund, Collective
   Trust Funds of The Northern Trust Company
  $202,410 increases on 689 days                 $           202,410   $          202,410
  $142,619 decreases on 374 days                             142,619              142,619
  $189,807 increases on 194 days                             189,807              189,807
  $189,919 decreases on 102 days                             189,919              189,919
                                                                         ----------------- -----------------
                                                                       $          724,755
                                                                         ================= =================

U.S. Treasury Bill due 1-2-97
  $43,631 sold in 1 transaction                  $            43,631   $           43,631


U.S. Treasury Bill due 2-4-97
  $19,785 purchased in 1 transaction             $            19,785   $           19,785
  $19,785 sold in 1 transaction                               19,785               19,785
                                                                         ----------------- -----------------
                                                                       $           39,570
                                                                         ================= =================

U.S. Treasury Bill due 4-24-97
  $19,739 purchased in 1 transaction             $            19,739   $           19,739
  $19,739 sold in 1 transaction                               19,739               19,739
                                                                         ================= =================
                                                                       $           39,478
                                                                         ================= =================

U.S. Treasury Bill due 9-18-97
  $24,725 purchased in 2 transactions            $            24,725   $           24,725
  $24,725 sold in 1 transaction                               24,725               24,725
                                                                         ================= =================
                                                                       $           49,450
                                                                         ================= =================

U.S. Treasury Bill due 10-23-97
  $19,745 purchased in 1 transaction             $            19,745   $           19,745
  $19,745 sold in 1 transaction                               19,745               19,745
                                                                         ================= =================
                                                                       $           39,490
                                                                         ================= =================

U.S. Treasury Bill due11-15-97
  $36,714 purchased in 4 transactions            $            36,714   $           36,714 $       -
  $36,714 sold in 1 transaction                               36,714               37,200               486
                                                                         ================= =================
                                                                       $           73,914 $             486
                                                                         ================= =================

U.S. Treasury Bill due12-18-97
  $24,689 purchased in 1 transaction             $            24,689   $           24,689
  $24,689 sold in 1 transaction                               24,689               24,689
                                                                         ================= =================
                                                                       $           49,378
                                                                         ================= =================


                                                                   Exhibit 23(a)

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-27894) pertaining to the Aon Savings Plan of Aon Corporation of our report dated June 12, 1998, with respect to the financial statements and schedules of the Aon Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                                               ERNST & YOUNG LLP







Chicago, Illinois
June 24, 1998

June 26, 1998





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

      RE:   REPORT ON FORM 11-K FOR THE AON SAVINGS PLAN
            REGISTRANT:  AON CORPORATION
            COMMISSION FILE NO.:  1-7933


Gentlemen and Ladies:

      Enclosed with this EDGAR transmission is the above referenced Form 11-K for the Aon Savings Plan.

      Pursuant to Securities Act Release No. 33-7331, no filing fee is being paid herewith as it was eliminated effective October 7, 1996.

      Please contact the undersigned at 312/701-3835 if you have any questions.

Very truly yours,


/S/ JEROME S. HANNER

Jerome S. Hanner
Senior Counsel

JSH/adc
Enclosures